April 24, 2013

Via EDGAR
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Quest Diagnostics Incorporated Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 27, 2013 File No. 001-12215

Dear Ms. Jenkins:

We acknowledge receipt of your letter dated April 11, 2013 to Quest Diagnostics Incorporated (the “Company”) regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K filing identified above.  Set forth below is the Company’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

1.
We note that the critical accounting policy regarding the accounting for and recovery of goodwill substantially duplicates your accounting policy on page F-11.  To provide readers with better insight into management’s judgments in accounting for goodwill, please disclose the following:

•	the reporting units you have identified for goodwill impairment testing and your consideration of the factors in ASC 350-20-35-33 in determining these reporting units;

Response:  The Company has identified the following reporting units for goodwill impairment testing:

o	Diagnostic Information Services business;
o	Diagnostic Products business;
o	Risk Assessment Services business; and
o	Clinical Trials Testing business

As per the guidance within ASC 350-20-35-33 through -38, certain reporting units have components that have been aggregated into a single reporting unit because they have similar economic characteristics including similarities in financial performance, nature of products or services, nature of production processes and types of customers.

•	clarify whether HemoCue represented a separate reporting unit or was a relative fair value allocation approach used and the factors that you have considered in making this determination;

Response:  Prior to its classification as held-for-sale and reported as a discontinued operation as of December 31, 2012, HemoCue was an aggregated component within the Diagnostic Products business reporting unit based upon its similar economic characteristics with other diagnostic products companies in this reporting unit.  Since the time of its acquisition in 2007, HemoCue has operated as a stand-alone component and has not been integrated with other diagnostic products businesses of the Company.  As a result, the goodwill attributable to the acquisition of HemoCue was separately identifiable and as a result, there was no need to perform a relative fair value allocation approach.

•	how the methodologies used for valuing goodwill in the current year have changed since the prior year; and

Response:  There were no changes in methodologies in 2012 for valuing goodwill.

•	discuss material implications of uncertainties associated with the methods, assumptions and estimates used.

Response:  The fair value of goodwill is based upon a discounted cash flows analysis which is an income approach valuation technique that converts future cash flow amounts into a single discounted present value amount.  Although this approach includes several unobservable inputs related to the Company’s own assumptions, the Company believes that this is a commonly used valuation technique for measuring the fair value of goodwill.  The material assumptions and estimates used in measuring goodwill of a reporting unit are based upon the best available information in the circumstances and include a forecast of its expected future cash flows, long-term growth rates, discount rates commensurate with its economic risks, assumed income tax rates and estimates of capital expenditures and working capital metrics.

Proposed Future Disclosure

In light of the Staff’s comments, the Company will amend its disclosures on goodwill in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2013.  Our proposed future disclosure, with new information underlined, is presented below.

Accounting for and recoverability of goodwill

We evaluate the recoverability and measure the potential impairment of our goodwill annually, or more frequently, in the case of other events that indicate a potential impairment. The annual impairment test includes an option to perform a qualitative assessment of whether it is more-likely-than-not that a reporting unit’s fair value is less than its carrying value prior to performing the two-step quantitative goodwill impairment test.  The Company has identified the following reporting units for goodwill impairment testing:

o	Diagnostic Information Services business;

o	Diagnostic Products business;
o	Risk Assessment Services business; and
o	Clinical Trials Testing business

Certain reporting units have components that have been aggregated into a single reporting unit because they have similar economic characteristics including similarities in financial performance, nature of products or services, nature of production processes and types of customers.

The quantitative impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The fair value of goodwill is based upon a discounted cash flows analysis that converts future cash flow amounts into a single discounted present value amount.  This approach includes several unobservable inputs related to our own assumptions.  The assumptions and estimates used in the discounted cash flows model are based upon the best available information in the circumstances and include a forecast of expected future cash flows, long-term growth rates, discount rates that are commensurate with economic risks, assumed income tax rates and estimates of capital expenditures and working capital.  The fair values of the reporting units could be different if, for example, forecasted revenue growth rates, economic conditions, government regulations or actions by payers to control utilization of or reimbursement for health care services, turn out to be different than our assumptions or estimates.  Changes in the assumed discount rates due to changes in interest rates could also affect the estimated fair values of the reporting units.  We use a discount rate that considers a weighted average cost of capital plus an appropriate risk premium based upon the asset or business being valued.

The first step in the two-step process screens for potential impairment and the second step measures the amount of the impairment, if any. Our estimate of fair value considers publicly available information regarding the market capitalization of our Company, as well as (i) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (ii) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare our estimate of fair value for the reporting unit to the book value of the reporting unit. We determine the fair value of the reporting units based on the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the book value is greater than our estimate of fair value, we would then proceed to the second step to measure the impairment, if any. The second step compares the implied fair value of goodwill with its carrying value. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit’s goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess. We believe our estimation methods are reasonable and reflect common valuation practices.

On a quarterly basis, we perform a review of our business to determine if events or changes in circumstances have occurred which could have a material adverse effect on the fair value of the Company and its goodwill. If such events or changes in circumstances were deemed to have occurred, we would perform an impairment test of goodwill as of the end of the quarter, consistent with the annual impairment test performed at the end of our fiscal year on December 31st, and record any noted impairment loss.

As of December 31, 2012, we have classified the assets and liabilities of HemoCue as held for sale in the accompanying consolidated balance sheets. Prior to its classification as held for sale, HemoCue was an aggregated component within the Diagnostic Products reporting unit based upon its similar economic characteristics with other diagnostic products businesses in this reporting unit.  In the fourth quarter of 2012, we received several offers to purchase HemoCue, and in February 2013, we entered into an agreement to sell HemoCue. The proposed consideration to be received indicated that the carrying value of HemoCue was in excess of its fair value. As a result, we re-assessed the fair value of the net assets of HemoCue and determined that the goodwill associated with this business was impaired and recorded a pre-tax impairment charge of $78 million in discontinued operations in December 2012 to write down the goodwill.

We completed the required annual impairment test for our remaining goodwill as of December 31, 2012 and determined that none of our remaining goodwill was impaired at that date.

****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response, or if you require additional information, please feel free to contact me at 973-520-2173.

Very truly yours,

/s/ Robert A. Hagemann
Robert A. Hagemann
Senior Vice President and Chief Financial Officer

Cc:
Steve Lo, U.S. Securities and Exchange Commission
Nasreen Mohammed, U.S. Securities and Exchange Commission
Stephen H. Rusckowski, President and Chief Executive Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Stephen T. Giove, Shearman & Sterling, LLP
Donald G. Brenner, PricewaterhouseCoopers LLP